Cantor Fitzgerald Income Trust, Inc.

110 E. 59th Street

New York, NY 10022

February 5, 2024

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Cantor Fitzgerald Income Trust, Inc.

Registration Statement on Form S-11, as amended (File No. 333-273828)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cantor Fitzgerald Income Trust, Inc., (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effectiveness of its Registration Statement on Form S-11 (File No. 333-273828) and declare the Registration Statement, as then amended, effective as of 4:00 p.m., Washington, D.C. time, on February 7, 2024 or as soon thereafter as practicable.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Yuta N. Delarck of Greenberg Traurig, LLP (counsel to the Company) at (212) 801-6928 with any questions about this acceleration request. The Company hereby authorizes Ms. Delarck to orally modify or withdraw this request for acceleration. Please notify us when the delegated authority copy of the orders of the Commission declaring the Registration Statement effective has been executed.

Sincerely,

/s/ Paul Pion
Paul M. Pion
Chief Financial Officer

cc: Joseph A. Herz, Esq.

Yuta N. Delarck, Esq.